SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of May 2006

Commission File Number 1-03006

Philippine Long Distance Telephone Company

(Exact Name of Registrant as specified in its Charter)

Ramon Cojuangco Building

Makati Avenue

Makati City

Philippines

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F: y	Form 40-F: o

(Indicate by check mark whether by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act 1934.)

Yes: o	No: y

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____)

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the press release that is being issued by ePLDT, Inc., entitled “ePLDT Invests in PhilWeb Corporation”.

May 2, 2006

The Philippine Stock Exchange

Disclosure Department

4th Floor PSE Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

In compliance with Section 17.1(b) and Section 17.3 of the Securities Regulation Code, we submit herewith a copy of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT Invests in PhilWeb Corporation”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

This shall also serve as the disclosure letter for the purpose of complying with the PSE Revised Disclosure Rules.

Respectfully yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

May 2, 2006

SECURITIES & EXCHANGE COMMISSION

Money Market Operations Department

SEC Building, EDSA

Mandaluyong City

Attention : Director Justina F. Callangan

Corporations Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In accordance with Section 17.1 (b) of the Securities Regulation Code, we submit herewith five (5) copies of SEC Form 17-C with a copy of a press release attached thereto entitled “ePLDT Invests in PhilWeb Corporation”. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

Very truly yours,

FLORENTINO D. MABASA, JR.

Assistant Corporate Secretary

FDM:amq

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  May 2, 2006

(Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of registrant as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. 9th Floor MGO Building

Legaspi corner dela Rosa Streets, Makati City 1200

Address of principal office Postal Code

8. (632) 816-8553

Registrant's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC

Title of Each Class Number of Shares of Common Stock

Licensed and Amount of Debt Outstanding

Attached hereto is a copy of a press release entitled “ePLDT Invests in PhilWeb Corporation. ePLDT, Inc. is a wholly-owned subsidiary of PLDT.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY FLORENTINO D. MABASA, JR. Assistant Corporate Secretary

Date: May 2, 2006

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

FOR IMMEDIATE RELEASE

CONTACT:

Ray C. Espinosa

President

ePLDT, Inc.

5F LV Locsin Building,

Makati Avenue, Makati City

Tel: +63 2 8936618

Fax: +63 2 8150617

rcespinosa@epldt.com

ePLDT INVESTS IN PHILWEB CORPORATION

May 2, 2006, Makati City, Manila, Philippines: The Philippine Long Distance Telephone Company (PLDT; PSE : TEL) announced that at a Special Board meeting held earlier today, its Board of Directors approved the investment of ePLDT in PhilWeb Corporation (PhilWeb; PSE : WEB). ePLDT will invest in and subscribe to newly issued common shares of PhilWeb equivalent to 20% of the total outstanding capital stock of the company at price of Php 2 centavos per share or an aggregate amount of Php 502.4 Million. The Investment Agreement and Subscription Agreement are scheduled to be signed by the parties on May 5, 2006. ePLDT is a wholly-owned subsidiary of PLDT.

PhilWeb is primarily engaged in internet-based gaming, thru its appointment as Principal Technology Service Provider under the Marketing Consultancy Agreement for Internet Sports Betting and Internet Casino with the Philippine Amusement and Gaming Corporation (PAGCOR). As of end April 2006, PhilWeb offers Internet Sports Betting in over 230 PAGCOR Internet Sports Betting Stations (ISBS) and over 40 Internet Casino Stations nationwide. ePLDT plans to assist PhilWeb in the nationwide roll out its internet sports betting stations and internet casino stations, using principally the telecommunication network resources of the PLDT Group.

The investment will enable the PLDT Group, through ePLDT, to gain a firm hold on legitimate gaming content for the Group’s mobile business as well as its wired and wireless broadband (PLDT DSL and Smart Bro) businesses, and to influence the nature of the content consistent with the requirement of the PLDT Group to increase the usage of its various network resources.

The investment will likewise allow the PLDT Group, through ePLDT, to have a share in the equity and business values created for PhilWeb by its use of the PLDT Group’s network resources, in addition to the normal network access fees being charged by the PLDT Group. The business of PhilWeb relies heavily on the extensive use of telecommunications networks to sustain its substantial service revenue and profit growths consistent with the anticipated growth of the total gaming industry.

This transaction complements and completes ePLDT’s strategy to invest in compelling online gaming content, which includes its investments in Level Up Philippines, Inc. and netGames, Inc., both of which are also heavily dependent on the extensive use of the PLDT’s Group’s network infrastructure and resources.

Upon completion of the investment, ePLDT will be entitled to three (3) seats on the 15-man board of directors of Philweb. ePLDT will also be entitled to nominate the vice chairman of the Philweb board of directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By :

Name : Florentino D. Mabasa, Jr.

Title : Assistant Corporate Secretary

Date: May 2, 2006